Exhibit 2

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Resuming Production at Cigar Lake

Saskatoon, Saskatchewan, Canada, July 4, 2021    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) is returning its regular workforce to the Cigar Lake uranium mine in northern Saskatchewan today and planning to restart production later this week.

About 230 workers were evacuated from the site on July 1 as a precaution due to the proximity of a wildfire burning in the vicinity of the operation. In consultation with provincial wildfire management officials from the Saskatchewan Public Safety Agency, we believe the risk to Cigar Lake posed by the fire has now subsided.

With improved weather and smoke conditions, minimal likelihood of further road closures in the area, and all infrastructure at Cigar Lake remaining intact, Cameco believes the full complement of personnel can be safely remobilized and regular operations resumed.

Cameco is now in the process of transporting employees and contractors back to site. Final inspections and preparation of equipment will occur over the days ahead to ready the operation for a return to production.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include the statements regarding our plans to restart production and resume regular operations, the fire risk, weather conditions, and remobilizing personnel. Material risks that could lead to different results include: the risk that our plans to restart production and resume regular operations may be delayed or may not succeed for any reason; the risk of delays in remobilizing our personnel back to site; the risk that weather or fire conditions become adverse; the risk that damage has occurred to Cigar Lake infrastructure; an operating risk occurs disrupting our plans; and the risk we may be unable to comply with applicable regulatory requirements. In presenting this forward-looking information, we have made assumptions which may prove incorrect, including assumptions regarding the availability of our personnel, weather and fire conditions, and other factors which may affect the timing of and our ability to restart production at Cigar Lake and return to regular operations as planned. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com